May 27, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Abby Adams
Celeste Murphy
Kevin Vaughn
Li Xiao

Re:	Polyrizon Ltd.

Draft Registration Statement on Form F-1

Submitted May 4, 2022

CIK No. 0001893645

Dear Ms. Adams:

On behalf of Polyrizon Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated May 17, 2022, relating to the above referenced Draft Registration Statement on Form F-1 (CIK No. 0001893645) submitted by the Company on May 4, 2022 (the “Draft Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 4 to the Draft Registration Statement (“Amendment No. 4”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via email a copy of this letter and Amendment No. 4 marked to indicate changes from the Draft Registration Statement.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 4.

May 27, 2022

Amendment No. 3 to Draft Registration Statement

Prospectus Summary, Page 1

1.	We note your revisions in the Prospectus Summary and throughout the document in response to comment 1; however, the document still describes your industry as the “pharmaceutical” industry with repeated references, and on page 32, you specifically address “the pharmaceutical industry in which [you] operate.” Please further revise the document, including review of your risk factors and competition, to clarify. We note, for example, risk factors that appear to address your product candidates more clearly as drugs rather than medical devices, such as those on pages 14 (addressing dose escalation), 21 (“clinical drug development is difficult to design...”), and 22-23, addressing issues arising in pharmaceutical trials.

Response: In response to the Staff’s comment, the Company has revised its disclosure throughout Amendment No. 4 to clarify that it is primarily a medical device company. The Company has revised its disclosure to clarify that its T&T platform product candidates are in the early stages of pre-clinical development, and that any risks related to the pharmaceutical industry may impact the Company’s business as it progresses in its development of the T&T platform.

In addition, the Company has revised its disclosure throughout Amendment No. 4 to replace any references that singularly referenced operating in the pharmaceutical industry with references that it operates in both the medical device and pharmaceutical industries.

2.	We note your response to comment 2. Revise the Risks Related to Discovery, Development and Clinical Testing of Product Candidates in the Prospectus Summary to highlight the risks associated with the fact that that you do not plan to conduct a pre-submission meeting with the FDA’s Center for Devices and Radiological Health to confirm the potential for the Class II medical device path under a de novo classification request for its PL-15 and PL-16 products until after the completion of the initial public offering.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 17 of Amendment No. 4 to disclose the risks associated with the fact that the Company does not plan to conduct a pre-submission meeting with the FDA’s Center for Devices and Radiological Health to confirm the potential for the Class II medical device path under a de novo classification request for its PL-15 and PL-16 products until after the completion of the initial public offering.

3.	We note your response to comment 3. Tell us the basis for your belief that the FDA would not classify your PL-15 and PL-16 C&C product candidates as drugs, as opposed to Class III medical devices, if the FDA does not agree with your marketing approval via De Novo Classification.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 73 of Amendment No. 4 to disclose its reasoning as to why it believes its PL-15 and PL-16 product candidates would nevertheless still be classified as medical devices (rather than drugs), even in the event the FDA does not agree with the Company’s regulatory assessments regarding the Class II De Novo pathway for its PL-15 and PL-16 product candidates. Specifically, it cited to specific guidance offered by the FDA and applied that guidance to the characteristics of its PL-15 and PL-16 product candidates.

Please contact me at +1 312.372.2000 if you have any questions or require any additional information in connection with this letter or the Company’s submission of Amendment No. 4.

Sincerely,

/s/ David Huberman

cc: Tomer Izraeli, Chief Executive Officer